CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
6.20% Series H Notes due 2016	$350,000,000	100%	$350,000,000	$37,450

(1) A registration fee of $16,050 has already been paid by the registrant with respect to $150,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-53860 filed by the registrant on January 17, 2001, and were not sold thereunder. Pursuant to Rule 457(p), the registrant is offsetting such amount that has already been paid against the $37,450 registration fee relating to the securities offered by this prospectus supplement.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-130212

PROSPECTUS SUPPLEMENT

(To prospectus dated December 8, 2005)

$350,000,000

Marriott International, Inc.

6.20% Series H Notes due 2016

We will pay interest on the notes on June 15 and December 15 of each year, beginning December 15, 2006. The notes will mature on June 15, 2016. We may redeem some or all of the notes prior to maturity at the redemption prices described in this prospectus supplement.

The notes will be unsecured obligations and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in minimum denominations of $1,000.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-5 of this prospectus supplement.

	Per Note	Total

Public offering price (1)	99.816%	$349,356,000

Underwriting discount	.65%	$2,275,000

Proceeds, before expenses, to Marriott International, Inc.	99.166%	$347,081,000

(1) Plus accrued interest from June 14, 2006, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 14, 2006.

Joint Book-Running Managers
Merrill Lynch & Co.	Citigroup

Barclays Capital

Deutsche Bank Securities

Lehman Brothers

RBS Greenwich Capital

Banc of America Securities LLC

HSBC

Morgan Stanley

Scotia Capital

The date of this prospectus supplement is June 9, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus provided, authorized or used by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement and the accompanying prospectus, unless the context requires otherwise, “we,” “us,” or “Marriott” means Marriott International, Inc. and its predecessors and consolidated subsidiaries.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering by this prospectus supplement. You should read this entire prospectus supplement, as well as the accompanying prospectus, and the documents incorporated by reference. See “Where You Can Find More Information.”

To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include information about our possible or assumed future results of operations in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Business and Overview” and “Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2005, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 24, 2006, and other statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those expressed in these forward-looking statements, including the risks and uncertainties described on page S-5 of this prospectus supplement and other factors described from time to time in our various public filings which we incorporate by reference in this prospectus supplement and in the accompanying prospectus. We therefore caution you not to rely unduly on any forward-looking statements. The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference speak only as of the date of the document in which the forward-looking statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

S-ii

SUMMARY

The following summary highlights selected information from this prospectus supplement and may not contain all of the information that is important to you. This prospectus supplement includes the basic terms of the notes we are offering, as well as information regarding our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety as well as the information incorporated by reference.

The Company

Marriott International, Inc. is one of the world’s leading lodging companies. We are a worldwide operator and franchisor of hotels and related lodging facilities. We group our operations into five business segments, Full-Service Lodging, Select-Service Lodging, Extended-Stay Lodging, Timeshare and Synthetic Fuel, which represented 65%, 11%, 5%, 15% and 4%, respectively, of our total sales in the fiscal year ended December 30, 2005.

In our Lodging business, which includes our Full-Service, Select-Service, Extended-Stay and Timeshare segments, we develop, operate and franchise hotels and corporate housing properties under 13 separate brand names, and we develop, operate and market Marriott timeshare, fractional ownership and whole ownership properties under four separate brand names. Our synthetic fuel operation consists of our interest in four coal-based synthetic fuel production facilities whose operations qualify for tax credits based on Section 29 of the Internal Revenue Code (redesignated as Section 45K for fiscal years 2006 and 2007).

We operate or franchise 2,767 lodging properties worldwide, with 504,610 rooms as of March 24, 2006. In addition, we provide 1,992 furnished corporate housing rental units. We believe that our portfolio of lodging brands is the broadest of any company in the world and that we are the leader in the quality tier of the vacation timesharing business. Consistent with our focus on management and franchising, we own very few of our lodging properties. Our lodging brands include:

Full-Service Lodging	Extended-Stay Lodging

• Marriott Hotels & Resorts	• Residence Inn

• Marriott Conference Centers	• TownePlace Suites

• JW Marriott Hotels & Resorts	• Marriott ExecuStay

• The Ritz-Carlton	• Marriott Executive Apartments

• Renaissance Hotels & Resorts

• Bulgari Hotels & Resorts	Timeshare

• Marriott Vacation Club International

Select-Service Lodging	• The Ritz-Carlton Club

• Courtyard	• Marriott Grand Residence Club

• Fairfield Inn	• Horizons by Marriott Vacation Club International

• SpringHill Suites

Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817. Our telephone number is (301) 380-3000.

Recent Developments

On April 28, 2006, we announced that our board of directors declared a two-for-one split of all shares of our common stock, payable as a stock dividend on June 9, 2006 to shareholders of record as of May 18, 2006. Our board also approved a quarterly cash dividend of 6 1/4 cents ($0.0625) per share on our common stock on a post-split basis, a 19% increase over the previous quarterly dividend. The cash dividend is payable on July 21, 2006 to shareholders of record on June 22, 2006. The impact of the stock split is not reflected in any share or per share data in this document, except for the cash dividend payable on July 21, 2006, which is described on a post-split basis.

On May 16, 2006, we announced that we sold four hotels totaling 1,049 rooms in continental Europe, which we will continue to operate under the Renaissance Hotels & Resorts and Courtyard by Marriott brands pursuant to long-term management agreements. The purchasers were indirect subsidiaries of Whitehall Street Global Real Estate Limited Partnership 2005 and its affiliates, a family of real estate investment funds managed by Goldman Sachs. The purchasers have also agreed to contribute to the funding of agreed improvements to the hotels over the next two years.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Series H Notes.”

Issuer	Marriott International, Inc.

Notes offered	$350,000,000 aggregate principal amount of 6.20% Series H Notes due 2016.

Maturity	June 15, 2016.

Interest payment dates	Interest will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2006.

Ranking

The notes will be unsecured senior obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will effectively rank junior to all liabilities of our subsidiaries.

Optional redemption	We may redeem the notes prior to maturity, in whole or in part, as described in this prospectus supplement. See “Description of the Series H Notes—Redemption at Our Option.”

Covenants

We will agree to certain restrictions on liens, sale and leaseback transactions, mergers, consolidations and transfers of substantially all of our assets. These covenants are subject to important qualifications and exceptions. See “Description of the Series H Notes.”

Further issuances of notes

We will issue the notes under the Indenture. We may, without the consent of the existing holders of the notes, issue additional notes having the same terms so that the existing notes and the additional notes form a single series under the Indenture.

Governing law	The notes and the Indenture will be governed by New York law.

Use of Proceeds

We estimate that the net proceeds from this offering of notes, after deducting the underwriting discount and estimated expenses of this offering, will be approximately $346.8 million. We intend to use these net proceeds for general corporate purposes, including working capital, capital expenditures, acquisitions, stock repurchases and repayment of outstanding commercial paper borrowings. We expect to use a portion of the net proceeds of this offering to repay approximately $160.0 million of our outstanding commercial paper borrowings, which had a weighted average interest rate of 5.1% at June 6, 2006. Pending this application of the proceeds of the notes, we intend to invest the net proceeds in short term investment grade securities. See “Use of Proceeds”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents certain summary financial data for the first fiscal quarter of 2006 and 2005 and for the five most recent fiscal years, which is from our consolidated financial statements. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 30, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 24, 2006. Our board of directors declared a two-for-one split of all shares of our common stock, payable as a stock dividend on June 9, 2006 to shareholders of record as of May 18, 2006. The impact of the stock split is not reflected in any per share data in the table below.

	First Fiscal Quarter(2)				Fiscal Year(3)
	2006		2005		2005		2004		2003		2002		2001
	(in millions, except per share data and ratios)
Income Statement Data:
Revenues(1)	$2,705		$2,534		$11,550		$10,099		$9,014		$8,415		$7,768

Operating income(1)	$203		$158		$555		$477		$377		$321		$420

Income from continuing operations	$170		$145		$668		$594		$476		$439		$269
Discontinued operations	—		—		1		2		26		(162)		(33)

Income before cumulative effect of a change in accounting principle	170		145		669		596		502		277		236
Cumulative effect of change in accounting principle, net of tax	(105)		—		—		—		—		—		—

Net income	$65		$145		$669		$596		$502		$277		$236

Per Share Data:
Diluted earnings per share from continuing operations	$0.77		$0.61		$2.89		$2.47		$1.94		$1.74		$1.05
Diluted earnings (loss) per share from discontinued operations	—		—		—		0.01		0.11		(0.64)		(0.13)
Diluted loss per share from cumulative effect of change in accounting principle, net of tax	(0.48)		—		—		—		—		—		—

Diluted earnings per share	$0.29		$0.61		$2.89		$2.48		$2.05		$1.10		$0.92

Cash dividends declared per share	$.105		$.085		$.400		$.330		$.295		$.275		$.255

Balance Sheet Data (at end of period):
Total assets	$8,680		$8,429		$8,530		$8,668		$8,177		$8,296		$9,107
Long-term debt (1)	1,865		835		1,681		836		1,391		1,553		2,708
Shareholders’ equity	3,044		3,932		3,252		4,081		3,838		3,573		3,478
Other Data:
Base management fees(1)	127		111		497		435		388		379		372
Incentive management fees(1)	59		50		201		142		109		162		202
Franchise fees(1)	82		70		329		296		245		232		220
Ratio of earnings to fixed charges(4)	5.3	x	4.4	x	4.3	x	4.7	x	3.6	x	3.2	x	2.4	x

(1)	Balances reflect our Senior Living Services and Distribution Services businesses as discontinued operations.
(2)	All fiscal quarters included 12 weeks. The first fiscal quarter 2006 ended on March 24, 2006 and the first fiscal quarter 2005 ended on March 25, 2005.
(3)	All fiscal years included 52 weeks, except for 2002, which included 53 weeks.
(4)	See “Ratio of Earnings to Fixed Charges” for an explanation of the calculation of these ratios.

RISK FACTORS

You should consider carefully the following risks and all of the information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks and uncertainties described under the heading “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2005, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 24, 2006, before investing in the notes offered by this prospectus supplement.

We depend on cash flow of our subsidiaries to make payments on our securities.

Marriott International, Inc. is in part a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or preferred stock dividends or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. The notes effectively rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. The indenture governing the notes does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to certain limitations. See “Description of the Series H Notes—Certain Covenants.”

A liquid trading market for the notes may not develop.

There is no existing trading market for the notes. We have been advised by the underwriters for this offering that they presently intend to make a market in the notes after the consummation of the offering contemplated by this prospectus supplement, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. As a result, the market price of the notes could be adversely affected.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of notes, after deducting the underwriting discount and estimated expenses of this offering, will be approximately $346.8 million. We intend to use these net proceeds for general corporate purposes, including working capital, capital expenditures, acquisitions, stock repurchases and repayment of outstanding commercial paper borrowings. We expect to use a portion of the net proceeds of this offering to repay approximately $160.0 million of our outstanding commercial paper borrowings, which had a weighted average interest rate of 5.1% at June 6, 2006. Pending this application of the proceeds of the notes, we intend to invest the net proceeds in short term investment grade securities.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

First Fiscal Quarter			Fiscal Year
2006	2005		2005		2004		2003		2002		2001
5.3x	4.4	x	4.3	x	4.7	x	3.6	x	3.2	x	2.4	x

In calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and minority interest (i) plus (income)/loss for equity method investees, fixed charges, distributed income of equity method investees and minority interest in pre-tax loss and (ii) minus interest capitalized. Fixed charges represent interest (including amounts capitalized) and that portion of rental expense deemed representative of interest.

DESCRIPTION OF THE SERIES H NOTES

General

The notes are governed by a document called the “Indenture.” The Indenture is a contract between us and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, which acts as Trustee. The Indenture and its associated documents contain the full legal text of the matters described in this section. The Indenture and the notes are governed by New York law. A copy of the Indenture has been filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy.

Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe in this prospectus supplement the meaning of some terms defined in the Indenture. You should refer to the Indenture for the meanings of all of the defined terms. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus supplement, such sections or defined terms are incorporated by reference here.

Terms

The notes will be our general unsecured and senior obligations and will initially be limited to $350,000,000 aggregate principal amount. The notes will mature on June 15, 2016. The notes will rank equally with all of our other unsecured and unsubordinated debt. We will issue the notes under the Indenture. We may, without the consent of the existing holders of the notes, issue additional notes having the same terms so that the existing notes and the additional notes form a single series under the Indenture.

The notes will bear interest at a rate of 6.20% per annum from June 14, 2006. We will pay interest on the notes on June 15 and December 15 of each year, beginning December 15, 2006, to the person listed as the holder of the note, or any predecessor note, in the security register at the close of business on the preceding May 31 or November 30, as the case may be. These dates are the “regular record dates.”

Marriott International, Inc. is a legal entity separate and distinct from its subsidiaries. Our subsidiaries are not obligated to make required payments on the notes. Accordingly, Marriott’s rights and the rights of holders of the notes to participate in any distribution of the assets or income from any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary. The indenture under which the notes will be issued does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to the limitations described under “—Certain Covenants.”

The notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

The Trustee

The Trustee under the Indenture has two main roles. First, the Trustee can enforce your rights against us if we default on our obligations under our debt securities. There are some limitations on the extent to which the Trustee acts on your behalf, described below under “—Remedies If an Event of Default Occurs.” Second, the Trustee performs administrative duties for us, such as sending you interest payments, sending you notices and transferring your debt securities to a new buyer if you sell.

Redemption at Our Option

We may, at our option, redeem the notes in whole or in part at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, and

•	as determined by the Independent Investment Banker, the sum of the present values of the principal amount of, and remaining scheduled payments of interest on, the notes to be redeemed (not including any interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but not including, the redemption date for the notes.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

•	if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (a) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. and its successors, unless it ceases to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

LEGAL OWNERSHIP

“Street Name” and Other Indirect Holders

Investors who hold the notes in accounts at banks or brokers will generally not be recognized by us as legal Holders of the notes. This is called holding in “Street Name.” Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments, on the notes, either because they agree to do so in their customer agreements or because they are legally required to. If you hold notes in “Street Name,” you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a direct Holder as described below; and

•	how it would pursue rights under the notes if there were a default or other event triggering the need for Holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to Persons who are registered as Holders of notes. We do not have obligations to you if you hold in “Street Name” or other indirect means, either because you choose to hold notes in that manner or because the notes are issued in the form of Global Securities as described below. For example, once we make payment to the registered Holder, we have no further responsibility for the payment if that Holder is legally required to pass the payment along to you as a “Street Name” customer but does not do so.

Global Securities

The notes will initially be issued only as a registered note in global form without interest coupons, known as a “global security.”

What is a Global Security? A Global Security is a special type of indirectly held Security, as described above under “‘Street Name’ and Other Indirect Holders.” The financial institution that acts as the sole direct Holder of the Global Security is called the “Depositary.” Any person wishing to own a Global Security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the Depositary.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of the notes and instead deal only with the Depositary that holds the Global Security.

An investor holding interests in a Global Security should be aware that:

•	the investor cannot get the notes registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the notes;

•	the investor will hold in “Street Name” and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes;

•	the investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security;

•	we and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security and do not supervise the Depositary in any way; and

•	payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds. This difference could have some effect on how Global Security interests trade, but we do not know what that effect will be.

Special Situations When Global Security Will Be Terminated. In a few special situations described below, the Global Security will terminate and interests in it will be exchanged for physical certificates representing the notes. After that exchange, the choice of whether to hold the notes directly or in “Street Name” will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in the notes transferred to their own name, so that they will be direct Holders. The rights of “Street Name” investors and direct Holders in the debt securities have been previously described in the subsections entitled “‘Street Name’ and Other Indirect Holders” and “Direct Holders.”

The special situations for termination of a Global Security are:

•	When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

•	When an Event of Default on the notes has occurred and has not been cured. We discuss defaults below under “—Events of Default.”

In the remainder of this description “you” means direct Holders and not “Street Name” or other indirect holders of debt securities. Indirect holders should read the previous subsection entitled “Street Name’ and Other Indirect Holders.”

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

The remainder of this description summarizes:

•	additional mechanics relevant to the notes under normal circumstances, such as how you transfer ownership and where we make payments;

•	your rights under several special situations, such as if we merge with another company or, if we want to change a term of the notes;

•	promises we make to you about how we will run our business, or business actions we promise not to take (known as “restrictive covenants”); and

•	your rights if we default or experience other financial difficulties.

ADDITIONAL MECHANICS

Form, Exchange and Transfer

The notes will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000. (Section 302)

You may have your notes broken into more notes of smaller denominations or combined into fewer notes of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an “exchange.”

You may exchange or transfer notes at the office of the Trustee. The Trustee acts as our agent for registering notes in the names of Holders and transferring notes. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered Holders is called the “Security Registrar.” It will also perform transfers. (Section 305) You will not be required to pay a service charge to transfer or exchange notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar is satisfied with your proof of ownership.

We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

Interest in a global security may be transferred only in compliance with the customary procedures of the Depositary, including the delivery of appropriate certificates and information. If we redeem at our option less than all of the notes, we may block the transfer or exchange of the notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing in order to freeze the list of holders of notes to prepare the mailing. We may also refuse to register transfers or exchanges of notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of notes.

Payment and Paying Agents

We will pay interest to you if you are a direct Holder listed in the Trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the notes on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “Regular Record Date” and is stated above under “—Terms.” (Section 307) Holders buying and selling notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered Holder on the Regular Record Date. The most common manner is to adjust the sales price of the notes to pro rate interest fairly between buyer and seller. This pro rated interest amount is called “accrued interest.”

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the Trustee in Dallas, Texas. That office is currently located at 2001 Bryan Street, Dallas, Texas 75202. You may elect to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

“Street Name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the Trustee’s corporate trust office. These offices are called “Paying Agents.” We may also choose to act as our own Paying Agent. We must notify you of changes in the Paying Agents for the notes. (Section 1002)

Notices

We and the Trustee will send notices regarding the debt securities only to direct Holders, using their addresses as listed in the Trustee’s records. (Sections 101 and 106)

Regardless of who acts as Paying Agent, all money paid by us to a Paying Agent that remains unclaimed at the end of two years after the amount is due to direct Holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the Trustee, any other Paying Agent or anyone else. (Section 1003)

SPECIAL SITUATIONS

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or entity. We are also permitted to sell substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell substantially all of our assets, the other entity may not be organized under a foreign country’s laws (that is, it must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the notes.

•	The merger, sale of assets or other transaction must not cause a default on the notes, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured, as described under “—What is An Event of Default.” A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

•	It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called “Liens,” as discussed under “—Certain Covenants—Restrictions on Liens.” If a merger or other transaction would create any Liens on our property, we must comply with that covenant. We would do this either by deciding that the Liens were permitted, or by following the requirements of the covenant to grant an equivalent or higher-ranking Lien on the same property to you and the other direct Holders of the notes entitled to that protection. (Section 801)

Modification and Waiver

There are three types of changes we can make to the Indenture and the notes.

Changes Requiring Your Approval. First, there are changes that we cannot make to the Indenture or your notes without your specific approval. We cannot do the following without your specific approval:

•	change the Stated Maturity of the principal or interest on a note;

•	reduce any amounts due on a note;

•	reduce the amount of principal payable upon acceleration of the Maturity of a note following a default;

•	change the place or currency of payment on a note;

•	impair your right to sue for payment;

•	reduce the percentage of Holders of notes whose consent is needed to modify or amend the Indenture;

•	reduce the percentage of Holders of notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the Indenture (Section 902)

Changes Requiring a Majority or 50% Vote. Second, there are changes that we cannot make to the Indenture or the notes without a vote in favor by Holders of notes owning not less than 50% of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect Holders of the notes. A majority vote would be required for us to obtain a waiver of all or part of the covenants described below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the notes listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 513)

Changes Not Requiring Approval. The third type of change does not require any vote by Holders of the notes. This type is limited to clarifications and certain other changes that would not adversely affect Holders of the notes. (Section 901)

Further Details Concerning Voting. When taking a vote, notes will not be considered Outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described below under “—Defeasance—Full Defeasance.” (Section 101)

We will generally be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding notes that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If we or the Trustee set a record date for a vote or other action to be taken by Holders that vote or action may be taken only by persons who are Holders of Outstanding notes on the record date and must be taken within 180 days following the record date or another shorter period that we may specify (or as the Trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the Indenture or the notes or request a waiver.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

The notes will not contain any provisions which may afford holders of the debt securities protection in the event of a change in control of our company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect Holders of notes.

CERTAIN COVENANTS

Restrictions on Liens. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and any other Holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called “Liens.” Neither Marriott International, Inc. nor its Restricted Subsidiaries will place a Lien on any of our Principal Properties, or on any shares of stock or debt of any of our Restricted Subsidiaries, to secure new debt unless we grant an equivalent or higher-ranking Lien on the same property to you and any other Holders of the notes. (Section 1008)

However, we do not need to comply with this restriction if the amount of all debt that would be secured by Liens on Principal Properties (including the new debt and all “Attributable Debt,” as described under “Restriction on Sales and Leasebacks” below, that results from a sale and leaseback transaction involving Principal Properties) is less than the greater of $400 million or 10% of our Consolidated Net Assets.

This restriction on Liens also does not apply to certain types of Liens, and we can disregard these Liens when we calculate the limits imposed by this restriction. We may disregard a Lien on any Principal Property or on any shares of stock or debt of any Restricted Subsidiary if:

•	the Lien existed on the date of the Indenture;

•	the Lien existed at the time the property was acquired or at the time an entity became a Restricted Subsidiary;

•	the Lien secures Debt that is no greater than the Acquisition Cost;

•	the Cost of Construction on a Principal Property or Restricted Subsidiary (if the Lien is created no later than 24 months after such acquisition or completion of construction);

•	the Lien is in favor of us or any Subsidiary; or

•	the Lien is granted in order to assure our performance of any tender or bid on any project (and other similar Liens).

Subject to certain limitations, we may also disregard any Lien that extends, renews or replaces any of these types of Liens.

We and our subsidiaries are permitted to have as much unsecured debt as we may choose and except as provided in this Restriction on Liens, the Indenture does not contain provisions that would afford protection to you in the event of a highly leveraged transaction involving us.

Restrictions on Sales and Leasebacks. We promise that neither we nor any of our Restricted Subsidiaries will enter into any sale and leaseback transaction involving a Principal Property, unless we comply with this covenant. A “sale and leaseback transaction” generally is an arrangement between us or a Restricted Subsidiary and any lessor (other than the Company or a Subsidiary) where we or the Restricted Subsidiary lease a Principal Property for a period in excess of three years, if such property was or will be sold by us or such Restricted Subsidiary to that lender or investor.

We can comply with this promise in either of two different ways. First, we will be in compliance if we or a Restricted Subsidiary could grant a Lien on the Principal Property in an amount equal to the Attributable Debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking Lien to you and the other Holders of the debt securities under the Restriction on Liens described above. Second, we can comply if we retire an amount of Debt ranking on a parity with, or senior to, the debt securities, within 240 days of the transaction, equal to at least the net proceeds of the sale of the Principal Property that we lease in the transaction or the fair value of that property, whichever is greater. (Section 1009)

Certain Definitions Relating to our Covenants. Following are the meanings of the terms that are important in understanding the covenants previously described. (Section 101)

“Attributable Debt” means the total present value of the minimum rental payments called for during the term of the lease (discounted at the rate that the lessee could borrow over a similar term at the time of the transaction).

“Consolidated Net Assets” is the consolidated assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities (other than the current portion of long-term debt and Capitalized Lease Obligations) as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for borrowed money or any guarantee thereof.

A “Principal Property” is any parcel or groups of parcels of real estate or one or more physical facilities or depreciable assets, the net book value of which exceeds 2% of the Consolidated Net Assets.

“Restricted Subsidiary” means any Subsidiary:

•	organized and existing under the laws of the United States, and

•	the principal business of which is carried on within the United States of America, and

•	which either (1) owns or is a lessee pursuant to a capital lease of any real estate or depreciable asset which has a net book value in excess of 2% of Consolidated Net Assets, or (2) in which the investment of the Company and all its Subsidiaries exceeds 5% of Consolidated Net Assets.

The definition of a Restricted Subsidiary does not include any Subsidiaries principally engaged in our timeshare or senior living services businesses or the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof. The definition also does not include any Subsidiary formed or acquired after the date of the Indenture for the purpose of developing new assets or acquiring the business or assets of another person and which does not acquire all or any substantial part of our business or assets or those of any Restricted Subsidiary.

A “Subsidiary” is a corporation in which we and/or one or more of our other subsidiaries owns at least 50% of the voting stock, which is a kind of stock that ordinarily permits its owners to vote for the election of directors.

Defeasance

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	we must deposit in trust for your benefit and the benefit of all other direct Holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates;

•	there must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves (under current federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and notes or bonds deposited in trust and, in that event, you could be required to recognize gain or loss on the debt securities you give back to us); and

•	we must deliver to the Trustee a legal opinion of our counsel confirming the tax law change or ruling described above. (Sections 1302 and 1304)

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the series of notes for which such deposit is made. This is called “covenant defeasance.” In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must, among other things, do the following:

•	deposit in trust for your benefit and the benefit of all other direct Holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on notes on their maturity date; and

•	deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid such debt securities ourselves.

If we accomplish covenant defeasance, the following provisions of the Indenture with respect to the notes would no longer apply:

•	our promises regarding conduct of our business previously described under “—Certain Covenants;”

•	the condition regarding the treatment of Liens when we merge or engage in similar transactions, as previously described under “—Mergers and Similar Events;” and

•	the Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later under “—What Is an Event of Default?”

If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) the notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

DEFAULT AND RELATED MATTERS

Events of Default

Holders of notes will have special rights if an Event of Default occurs and is not cured, as described below.

What Is An Event of Default? The term “Event of Default” means any of the following:

•	we do not pay the principal or any premium on a note on its due date;

•	we do not pay interest on a note within 30 days of its due date;

•	we remain in breach of a covenant described under “—Certain Covenants” or any other term of the Indenture for 60 days after we receive a notice of default stating we are in breach, which notice must be sent by either the Trustee or Holders of 25% of the principal amount of notes;

•	we or any Restricted Subsidiary default on other debt (excluding any non-recourse debt) which totals over $100 million (or 4% of our Consolidated Net Assets, whichever amount is greater) and the lenders of such debt shall have taken affirmative action to enforce the payment of such debt, and this repayment obligation remains accelerated for 10 days after we receive a notice of default as described in the previous paragraph; or

•	we file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. (Section 501)

A payment default or other default under one series of notes may, but will not necessarily, cause a default to occur under any other series of notes issued under the Indenture.

Remedies If an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the Trustee or the Holders of 25% in principal amount of the notes of the affected series may declare the entire principal amount of all the notes to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the notes will be automatically accelerated, without any action by the Trustee or any Holder. A declaration of acceleration of maturity may be cancelled by the Holders of at least a majority in principal amount of the notes. (Section 502)

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any Holders unless the Holders offer the Trustee reasonable protection from expenses and liability (called an “indemnity”). (Section 603) If reasonable indemnity is provided, the Holders of a majority in principal amount of the Outstanding notes of the affected series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority Holders may also direct the Trustee in performing any other action under the Indenture. (Section 512)

Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give the Trustee written notice that an Event of Default has occurred and remains uncured;

•	the Holders of 25% in principal amount of all Outstanding notes must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action; and

•	the Trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity. (Section 507)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after the due date. (Section 508)

“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and to make or cancel a declaration of acceleration.

We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the debt securities, or else specifying any default. (Section 1004)

Regarding the Trustee

JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, is the Trustee, Security Registrar and Paying Agent under the Indenture. We have certain existing banking relationships with JPMorgan Chase Bank, including that one of its affiliates is a lender under our revolving credit facilities. In addition, affiliates of JPMorgan Chase Bank may be a purchaser of our securities.

If an Event of Default (or an event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded) occurs, the Trustee may be considered to have a conflicting interest with respect to the notes for purposes of the Trust Indenture Act of 1939. In that case, the Trustee may be required to resign as Trustee under the Indenture and we would be required to appoint a successor Trustee.

BOOK-ENTRY SYSTEM

We will issue the notes in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, also referred to as DTC. DTC will act as the depositary. The notes will be registered in the name of DTC or its nominee.

Ownership of beneficial interests in a global note will be limited to institutions that have accounts with DTC, known as participants, and to persons that may hold interests through DTC participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for such global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect. You will not receive written confirmation from DTC of your purchase of the notes. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include:

•	securities brokers and dealers, including the underwriters;

•	banks;

•	trust companies;

•	clearing corporations; and

•	certain other organizations, some of which or their representatives, own DTC.

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.

Principal and interest payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a global note held through such participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to such beneficial ownership interests.

DTC has advised us that upon receipt of any payment of principal of or interest on a note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective holdings shown on DTC’s records. The underwriters will initially designate the accounts to be credited.

Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.

A global note can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

Notes represented by a global note can be exchanged for definitive notes in registered form only if:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue as the depositary for such global note;

•	we in our sole discretion determine that such global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

•	an event of default with respect to the notes represented by such global note has occurred and is continuing.

A global note that can be exchanged for a definitive note under the preceding sentence will be exchanged for definitive notes that are issued in authorized denominations in registered form for the same aggregate amount. Such definitive notes will be registered in the names of the owners of the beneficial interests in such global notes as directed by DTC.

Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of the notes for any purpose under the indenture and (2) no notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC, and if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture or such global note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

DTC and the underwriters have informed us that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has provided the following information to us. DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Settlement for the notes will be made by the underwriters in immediately available funds. The notes will trade in the DTC settlement system until maturity or until definitive notes are issued. DTC will require secondary trading activity in the notes to be settled in immediately available funds.

UNDERWRITING

General

We intend to offer the notes through the underwriters. Subject to the terms and conditions contained in an underwriting agreement and the related terms agreement among us and each of the underwriters named below, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$140,000,000
Citigroup Global Markets Inc.	70,000,000
Barclays Capital Inc.	26,250,000
Deutsche Bank Securities Inc.	26,250,000
Lehman Brothers Inc.	26,250,000
Greenwich Capital Markets, Inc.	26,250,000
Banc of America Securities LLC	8,750,000
HSBC Securities (USA) Inc.	8,750,000
Morgan Stanley & Co. Incorporated	8,750,000
Scotia Capital (USA) Inc.	8,750,000

Total	$350,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel and certain other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify such offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .2% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $320,000 and will be payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering contemplated by this prospectus supplement, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of Citigroup Global Markets Inc., Barclays Capital Inc., Lehman Brothers Inc. and Greenwich Capital Markets, Inc. act as dealers for our commercial paper program. Each of the underwriters or one of their affiliates is a lender under our revolving credit agreement.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by our Law Department. Certain legal matters relating to the notes offered hereby will be passed upon for the underwriters by DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland. DLA Piper Rudnick Gray Cary US LLP has represented and continues to represent us from time to time in other matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2005, as set forth in its reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in the registration statements. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Our internet address is www.marriott.com. You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended December 30, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 24, 2006;

•	Our Current Reports on Form 8-K filed on February 6, February 7 and May 3, 2006;

•	Our Proxy Statement filed on March 22, 2006; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary

Marriott International, Inc.

Marriott Drive, Department 52/862

Washington, D.C. 20058

(301) 380-3000

PROSPECTUS

MARRIOTT INTERNATIONAL, INC.

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

RIGHTS

DEPOSITARY SHARES

PURCHASE CONTRACTS

UNITS

We may from time to time offer to sell our debt securities, common stock or preferred stock, either separately or represented by warrants, depositary shares, rights or purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities may consist of debentures, notes or other types of debt. Our Class A Common Stock is listed on the New York Stock Exchange and trades under the ticker symbol “MAR.” The debt securities, preferred stock, warrants and purchase contracts may be convertible or exercisable or exchangeable for common or preferred stock or other securities of ours or debt or equity securities of one or more other entities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by security holders. We will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817. Our telephone number is (301) 380-3000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2005

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Our internet address is www.marriott.com. You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	The description of our Class A Common Stock contained in our Registration Statement on Form 8-A filed March 16, 1998 (File No. 001-13881), including any amendments or reports filed for the purpose of updating the description of our Class A Common Stock;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 25, 2005, June 17, 2005 and September 9, 2005;

•	Our Current Reports on Form 8-K filed on March 14, May 10, May 19, June 8, June 14, June 24, June 27, July 5, August 8, October 11, October 20, October 24, October 26, November 1, November 4, November 8, and November 15, 2005;

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•	Our Proxy Statement filed on March 31, 2005; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary

Marriott International, Inc.

Marriott Drive, Department 52/862

Washington, D.C. 20058

(301) 380-3000

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

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USE OF PROCEEDS

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us for our sale of securities under this prospectus. We will not receive the net proceeds of any sales by selling security holders.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock, warrants, rights, depositary shares, purchase contracts or units that may be offered under this prospectus.

Debt securities offered under this prospectus will be governed by a document called the “Indenture.” Unless we specify otherwise in the applicable prospectus supplement, the Indenture is a contract between us and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, which acts as Trustee. A copy of the Indenture has been filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

LEGAL MATTERS

Our Law Department will pass upon the validity of any debt securities, preferred stock or common stock issued under this prospectus. Attorneys in our Law Department own shares of our common stock, and hold stock options, deferred stock and restricted stock awards under our 2002 Comprehensive Stock and Cash Incentive Plan and may receive additional awards under such plan in the future. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of Marriott International, Inc. appearing in Marriott International, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Marriott International, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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$350,000,000

Marriott International, Inc.

6.20% Series H Notes due 2016

PROSPECTUS    SUPPLEMENT

Merrill Lynch & Co.

Citigroup

Barclays Capital

Deutsche Bank Securities

Lehman Brothers

RBS Greenwich Capital

Banc of America Securities LLC

HSBC

Morgan Stanley

Scotia Capital

June 9, 2006